AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

Axonic Funds

This Amended and Restated Expense Limitation Agreement is made and entered into effective as of __________, 2020, by and between the Axonic Funds, a Delaware statutory trust (the “Trust”), on behalf of the Axonic Strategic Income Fund (the “Fund”), a series of shares of the Trust, and Axonic Capital LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust (“Trust Instrument”), dated October 8, 2019 and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type; and

WHEREAS, the Fund is a series of the Trust; and

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated December 30, 2019 (“Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund; and

WHEREAS, the Trust and the Adviser entered into that certain Expense Limitation Agreement (the “Original Expense Limitation Agreement”) dated December 30, 2019, under which the Adviser agreed to limit the expenses of the Fund in order to help maintain the Fund’s expense ratio within a certain operating expense limit; and

WHEREAS, the Board of Trustees of the Fund has determined to add an additional class of shares of the Fund (the “Class A Shares”), which will be subject to front-end sales loads and certain other expenses pursuant to a Distribution Plan adopted pursuant to Rule 12b-1 of the 1940 Act (“12b-1 Distribution Plan”) and a Shareholder Services Plan (the “Shareholder Services Plan”);

WHEREAS, the Trust and the Adviser wish to amend and restate the Original Expense Limitation Agreement, to clarify that any applicable front-end sales loads and fees payable pursuant to the 12b-1 Plan and Shareholder Services Plan that will apply to the Class A Shares are excluded from the limitation on Fund Operating Expenses and to clarify that the limitation of Fund Operating Expenses shall be applied on a class-by-class basis; and

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Expense Limitation.

(a) Applicable Expense Limit. To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Adviser (but excluding any front-end sales load, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, dividend expense on securities sold short, “acquired fund fees and expenses”, amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act and/or a shareholder services plan and extraordinary expenses not incurred in the ordinary course of the Fund’s business) incurred by the Fund in any fiscal year (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

(b) Operating Expense Limit. The Fund’s maximum Operating Expense Limit in any year shall be 1.10% of the average daily net assets of each class of shares of the Fund.

(c) Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

(d) Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

(e) Recapture. If the Adviser so requests, an amount equal to any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to this Agreement shall be paid to the Adviser by the Fund within three years after the date on which such reimbursement or waiver occurs, provided that the repayments do not cause total annual Fund Operating Expenses (exclusive of such reductions and reimbursements) to exceed (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred.

2.	Term and Termination of Agreement.

This Agreement with respect to the Fund shall continue in effect until December 31, 2021 and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon written notice ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.

3.	Miscellaneous.

(a) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

(c) Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

AXONIC STRATEGIC INCOME FUND,
A SERIES OF THE AXONIC FUNDS

By: John Kelly
Title: Chief Financial Officer

AXONIC CAPITAL LLC

By: John Kelly
Title: Chief Financial Officer

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